

May 13, 2013

Via E-mail
Mr. Yancey L. Spruill
Executive Vice President and Chief Financial Officer
Digitalglobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re:** **Digitalglobe, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed May 7, 2013**
> **Form 8-K/A dated January 31, 2013**
> **Filed April 16, 2013**
> **File No. 1-34299**

Dear Mr. Spruill:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed April 16, 2013

Exhibit 99.2 - Unaudited Pro Forma Condensed Combined Financial Information

1. Refer to Note (d) on page 10. We note that you used a replacement cost approach to estimate preliminary fair value. Disclose the reasons for using a replacement cost approach instead of a market approach in your determination of fair value, including how

the recent events related to the NGA contract termination may impact the current value and future use of this satellite. Also, describe how a replacement cost approach would integrate potential obsolescence and uncertainty in timing and amount regarding the future cash flows from this asset and how these issues may impact your impairment analysis in future periods. Please also expand the disclosure in Note 4 – Business Acquisition on page 10 of the Form 10-Q for the period ended March 31, 2013 accordingly.

2. Refer to Note (g) on page 12. Please expand the disclosure to explain the reason for allocating 33% of DigitalGlobe's debt discount and debt issuance costs as a debt modification and the remainder expensed as a loss on extinguishment. Please also expand the disclosure in Note 8 – Debt on page 13 of the Form 10-Q for the period ended March 31, 2013 accordingly.

3. Refer to Note (j) on page 13. We note that acquired satellites currently in service are to be depreciated over an assumed useful life of five years. We also note on page 54 of the DigitalGlobe Form 10-K that the accounting policy for DigitalGlobe is to use a straight-line approach as well. Since temporary idled facilities should continue to be deprecated except when usage methods of depreciation are employed pursuant to ASC 360-10, it appears that you should also depreciate the GeoEye-2 satellite since you intend to place the GeoEye-2 satellite into storage. Please revise pro forma depreciation accordingly or advise. Please also expand the disclosure in Note 5 – Property and Equipment on page 11 of the Form 10-Q for the period ended March 31, 2013 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Yancey L. Spruill
Digitalglobe, Inc.
May 13, 2013
Page 3

   You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

            Sincerely,

            /s/ Terry French for

            Larry Spirgel
            Assistant Director